1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 9, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Dear Sir/Madam,	8 December 2008

Re: Postponement of Class Meetings to be held on 16 January 2009 to 23 January 2009

Reference is made to the circulars of Yanzhou Coal Mining Company Limited (the “Company”) both dated 7 November 2008 regarding convening an extraordinary general meeting of the Company to resolve on (i) acquisition of 74% equity interest in Hua Ju Energy; and (ii) continuing connected transactions and proposed amendments to the articles of association to be held at 9:00 a.m. on 23 December 2008 (the “EGM”) and the circular of the Company dated 1 December 2008 regarding convening a class meeting of the holders of domestic shares and a class meeting of the holders of H shares of the Company to resolve on the general mandate to repurchase H shares to be held at 9:00 a.m. and 10:00 a.m. respectively on 16 January 2009 (respectively the “Domestic Shareholders’ Class Meeting”, the “H Shareholders’ Class Meeting” and collectively, the “Class Meetings”).

As the book close period for the H Shareholders’ Class Meeting from 18 December 2008 to 16 January 2009 overlaps with the book close period for the EGM from 22 November 2008 to 22 December 2008 and the register of the H shareholders of the Company (the “H Shareholders”) has been closed as at the date of the notices of the Class Meetings on 1 December 2008, the Company decided to postpone the time for convening the Class Meetings from 9:00 a.m. and 10:00 a.m. on 16 January 2009 to 9:00 a.m. and 10:00 a.m. respectively on Friday, 23 January 2009 (respectively the “Postponed Domestic Shareholders’ Class Meeting”, the “Postponed H Shareholders’ Class Meeting” and collectively, the “Postponed Class Meetings”) to allow the H Shareholders to register the transfer of the H shares of the Company for the attendance at the Postponed H Shareholders’ Class Meeting.

As a result of the above change, the book close period for the Postponed H Shareholders’ Class Meetings will be from Wednesday, 24 December 2008 to Thursday, 22 January 2009 (both days inclusive). H Shareholders who wish to attend the Postponed H Shareholders’ Class Meeting must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:30 p.m. on Tuesday, 23 December 2008. H Shareholders whose names appear on the Company’s register of members of H shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 23 December 2008 are entitled to attend the Postponed H Shareholders’ Class Meeting. Holders of domestic shares whose names appear on the Company’s register of members of domestic shares at the close of business on Wednesday, 17 December 2008 are entitled to attend the Postponed Domestic Shareholders’ Class Meeting.

Accordingly, revised notices, reply slips and forms of proxy of the Postponed Class Meetings are herewith enclosed.

The reply slips and forms of proxy of the Class Meetings which have already been deposited with the Company or Hong Kong Registrars Limited (as the case may be) shall be void. Shareholders of the Company (the “Shareholders”) must fill in and deposit the revised forms of proxy to validly appoint a proxy to attend the Postponed Class Meetings on behalf of the Shareholders. Shareholders should also fill in the revised reply slips to attend the Postponed Class Meetings.

Thank you for your attention.

Yours faithfully
For and on behalf of
Yanzhou Coal Mining Company Limited

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310